UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-40209

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Heliogen, Inc.

Full Name of Registrant

Former Name if Applicable

130 West Union Street

Address of Principal Executive Office (Street and Number)

Pasadena, California 91103

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Heliogen, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “Q1 Form 10-Q”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period.

As previously disclosed, on May 16, 2022, the audit committee of the Company’s board of directors (the “Audit Committee”), based on the recommendation of, and after consultation with, the Company’s management, and as discussed with BDO USA, LLP (“BDO”), the Company’s independent registered public accounting firm, concluded that the Company’s previously issued audited financial statements as of and for the year ended December 31, 2021 (the “Affected Financials”) should no longer be relied upon and should be restated. As part of the Company’s accounting for revenue contracts with customers during the first quarter of 2022, management considered ongoing contracts that were entered into and accounted for during the year ended December 31, 2021. During this evaluation, it was determined that a government contract which had previously been assessed as within the scope of ASC 606, Revenue from Contract with Customers (“ASC 606”), should have been accounted for as a government grant and therefore not within the scope of ASC 606. The impact of this revised conclusion results in the reversal of a contract loss recognized in the fourth quarter of 2021, which results in a reduction in net loss as compared to the net loss reported in the Company’s previously issued financial statements, and re-evaluation of revenue and costs presented for this contract. The reconsideration of the government contract as a government grant will change the timing and nature of reporting for the contract but will not change the expected overall economics of the contract.

Despite working diligently in an effort to timely file its Q1 Form 10-Q, the Company has been unable to complete all work necessary to timely file its Q1 Form 10-Q because its review of the Affected Financials, including the determination of all required adjustments thereto and the corresponding impact on the financial statements to be included in the Company’s Q1 Form, 10-Q, is ongoing. The Company expects to file its Q1 Form 10-Q with the SEC as soon as practicable, and no later than May 23, 2022, the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christiana Obiaya	626	720-4530
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the first quarter of 2022, the Company expects revenue to increase compared to the first quarter of 2021 as a result of revenue recognized under the Company’s customer contracts for performance obligations satisfied, compared with no revenue recognized from performance obligations satisfied in the first quarter of 2021. The Company also expects to report a significant net loss, compared to the first quarter of 2021, driven primarily by higher operating costs, a non-cash provision for contract loss related to its first commercial-scale facility and non-cash share-based compensation expense. The foregoing estimates are preliminary, unaudited, and subject to change in connection with the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from this estimate.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the impact of the Company’s restatement of certain historical financial statements and the Company’s expected timing for filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. These statements are based on current expectations on the date of this Current Report on Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly, including that the process of preparing the restated Affected Financials or other subsequent events would require the Company to make additional adjustments to its previously issued financial statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Heliogen, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Christiana Obiaya
Name: Christiana Obiaya
Title: Chief Financial Officer

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